UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 1, 2022

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC
Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On September 1, 2022, Landa Holdings, Inc. (the “Manager”), as manager to each of the following series (each a “Series” and collectively the “Series”) of Landa App 3 LLC, declared and paid a cash distribution (the “Distribution”) for such Series for the month of August 2022 (the “Distribution Period”), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series (“Shares”) will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares

Series	Cash Available for Distribution	Distribution per Share(1)
Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC	$4,171.00	$1.32
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	$6,082.00	$1.12
Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC	$476.00	$0.16
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	$1,459.00	$0.17
Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	$6,056.00	$1.14
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	$1,403.00	$0.25

(1)	Distributions by this Series were made based on the total Shares outstanding as of August 31, 2022.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circular, dated June 28, 2022, available here. Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2022

LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

2